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Kathleen M. Nichols T +1 617 854 2418 Kathleen.nichols@ropesgray.com

January 13, 2017

BY EDGAR AND E-MAIL

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Dominic Minore

Re:	NexPoint Opportunistic Credit Fund (the “Registrant” or the “Buying Fund”)
Responses to Comments on Form N-14/A
Securities Act of 1933 File No. 333-214372

Mr. Minore:

This letter provides the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) regarding the pre-effective amendment to Registrant’s registration statement on Form N-14 that was filed with the SEC on January 11, 2017 (the “Second Amendment”). Summaries of the Staff’s comments and the Registrant’s responses on the Second Amendment are set forth below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Second Amendment. These responses will be reflected in Registrant’s definitive materials filing pursuant to Rule 497 under the Securities Act of 1933 following effectiveness of the Registrant’s registration statement on Form N-14 (the “497 Filing”).

1.	In the response to the seventh and ninth Q&A in the Second Amendment, please revise to include a reference to the expense limitation being described below within the document.

Response: The requested change will be made in the 497 Filing. The referenced language will be revised as follows:

After taking expense limitations as described below into account, the Selling Fund’s total annual net operating expenses for Class A shares, Class C shares and Class Z shares are 1.53%, 2.03% and 1.18%, respectively, whereas the Buying Fund’s total annual net operating expense for Class A shares, Class C shares and Class Z shares are 1.20%, 1.95% and 0.95%, respectively.

2. Please move those risks noted as applicable only to the Buying Fund included in the bullet point list within the Second Amendment to the beginning of the section titled “Comparison of Principal Risks.”

Response: The requested change will be made in the 497 Filing.

3. In the risk disclosure titled “Risk of Increased Expenses Following the Reorganization,” please revise to remove reference to the specific 0.90% limitation.

Response: The requested change will be made in the 497 Filing. The referenced language will be revised as follows:

Risk of Increased Expenses Following the Reorganization. Although the gross advisory fee and expenses borne by Selling Fund shareholders will increase as a result of the Reorganization, the Buying Fund will be subject to an expense limitation agreement with NexPoint that will limit the Buying Fund’s total annual operating expenses ~~to 0.90% of the Buying Fund’s average daily net assets~~ through at least the later of February 28, 2018 or one year following the close of the Reorganization (the “Expense Limitation”). Under the expense limitation agreement, NexPoint may recoup amounts waived and/or reimbursed with respect to the Buying Fund within three years of the date on which such amounts were waived or reimbursed, provided the Buying Fund’s total annual operating expenses, including such recoupment, do not exceed the lesser of the Expense Limitation at the time of the original waiver or expense reimbursement and the Expense Limitation at the time of recoupment. After giving effect to this Expense Limitation, the Buying Fund’s net expenses are expected to be equal to or lower than those of the Selling Fund for that one-year period, but may be higher following that one-year period, as the expense limitation agreement will expire on the later of February 28, 2018 or one year following the close of the Reorganization, and NexPoint may, but is under no obligation to renew such agreement after its expiration.

4. In the risk titled “Liquidity Risk,” please revise to replace “Selling Fund” with “Buying Fund” in the last instance of the final sentence.

Response: The requested change will be made in the 497 Filing. The referenced language will be revised as follows:

Liquidity Risk. Liquidity Risk is the risk that low trading volume, lack of a market maker, large position size, or legal restrictions (including daily price fluctuation limits or “circuit breakers”) limits or prevents the Fund from selling particular securities or unwinding derivative positions at desirable prices. At times, a major portion of any portfolio security may be held by relatively few institutional purchasers. Even if the Fund considers such securities liquid because of the availability of an institutional market, such securities may become difficult to value or sell in adverse market or economic conditions. Because loan transactions often take longer to settle than transactions in other securities, the Fund may not receive the proceeds from the sale of a loan for a significant period of time. As a result, the Fund may maintain higher levels of cash and short-term investments than mutual funds that invest in securities with shorter settlement cycles and/or may enter into a line of credit to permit the Fund to finance redemptions pending settlement of the sale of portfolio securities, each of which may adversely affect the Fund’s performance. No assurance can be given that these measures will provide the Fund with sufficient liquidity in the event of abnormally large redemptions. Liquidity risk may be greater for the Buying Fund as compared to the Selling Fund because the ~~Selling~~ Buying Fund is not subject to a 15% limit on illiquid investments.

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Should members of the Staff have any questions or comments, they should contact the undersigned at (617) 854-2418 or kathleen.nichols@ropesgray.com.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc:	Brian Mitts, Executive Vice President, Principal Financial Officer and Principal Accounting Officer
Brian D. McCabe, Ropes & Gray LLP
Sarah H. McLaughlin, Ropes & Gray LLP